UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               October 1, 2021

  By E-Mail
  Ned A. Prusse, Esq.
  Perkins Coie
  1900 Sixteenth Street
  Suite 1400
  Denver, CO 80202

          Re:     Rocky Mountain Chocolate Factory, Inc.
                  Additional Definitive Soliciting Materials
                  Filed September 30, 2021
                  File No. 001-36865

  Dear Mr. Prusse:

       We have limited our review of the filing to those issues we have addressed in our comments.

  Additional Definitive Soliciting Materials filed September 30, 2021

  1.      Refer to the disclosure stating       the terms that have been
discussed assume I will be
          dealing with the people I have been dealing with to date - it would be a mistake to assume that I will happily pivot to work with a completely different group of people after your
          AGM.    Refer also to the disclosure stating    [the plans being
discussed] are not
          transferable unless I am as impressed with whoever I wind up dealing with next as I have
          been with current management.    With a view toward future revised
disclosure, please tell
          us whether the settlement agreement between the company and Immaculate Confection is in any way conditioned on the identity of the persons serving on your board or being part
          of your management or on Mr. Kerzner   s positive impression of the
individuals
          representing the company.

          We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Please direct any questions to me at (202) 551-3619.

                                                               Sincerely,

                                                               /s/ Daniel F.
Duchovny
                                                               Daniel F.
Duchovny
                                                               Special Counsel
                                                               Office of
Mergers and Acquisitions